(g)(1)(iv)

ANNEX A

This Annex A, amended and restated effective as of July 29, 2019, is the Annex A to that certain Supplement to the Custody Agreement Hong Kong - China Connect Service dated as of April 29, 2016, by and between each of the Portfolios listed on this Annex A and The Bank of New York Mellon.

PORTFOLIO	CUSTODY ACCOUNT	SLEEVE (if applicable)
	NUMBER

Voya Global Equity Fund	464218	N/A
Voya Global Equity Portfolio	471145	N/A
Voya International High	405893	405895
Dividend Equity Income Fund

Note: (1) each entity listed in the Portfolio column is a Client, although with respect to each sleeve listed in the Sleeve column, for purposes of the account structure set forth in paragraph (a) that structure is established with respect to a particular sleeve commensurate with the account structure established under the CA with respect to such sleeve (and the terms China Connect Account and Cash Account have the meanings that correspond to that account structure established under the CA), (2) the provisions of paragraph (n) (including with respect to an HSBC Termination) are intended to apply on a sleeve-by- sleeve basis and (3) a sleeve may be considered to be the investor in China Connect Securities.

Agreed and accepted by

Each Separate Legal Entity Listed on this Annex A

By:	/s/ Todd Modic___________
Name:	Todd Modic
Title:	Senior Vice President

Acknowledged by

The Bank of New York Mellon

By:	/s/ Michael Rothemeyer________________
Name:	Michael Rothemeyer
Title:	Vice President